UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

ANNUITY AND LIFE RE (HOLDINGS), LTD.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

G03910-10-9 (CUSIP Number)

February 18, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G03910-10-9	13G	Page 2 of 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Prescott Group Aggressive Small Cap, L.P. EIN: 73-1414533

2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,481,700 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,481,700 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,481,700

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G03910-10-9	13G	Page 3 of 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Phil Frohlich

2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 123,400 6. Shared Voting Power 2,481,700 7. Sole Dispositive Power 123,400 8. Shared Dispositive Power 2,481,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,605,100

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. G03910-10-9	13G	Page 4 of 6

Item 1.

(a)	Name of Issuer: ANNUITY AND LIFE RE (HOLDINGS), LTD.

(b)	Address of Issuer’s Principal Executive Offices:

Cumberland House

1 Victoria Street

Hamilton, HM 11, Bermuda

Item 2.

(a)	Name of Person Filing: Prescott Group Aggressive Small Cap, L.P. and Phil Frohlich

(b)	Address of Principal Business Office, or if None, Residence:

All of the Reporting Persons have their principal place of business at:

1924 South Utica, Suite 1120

Tulsa, Oklahoma 74104-6529

(c)	Citizenship: Prescott Group Aggressive Small Cap, L.P. is an Oklahoma limited partnership
Phil	Frohlich is a citizen of the United States of America

(d)	Title of Class of Securities: Common Stock, par value $1.00 per share

(e)	CUSIP Number: G03910-10-9

Item	3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

a.	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
b.	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
c.	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
d.	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
e.	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
f.	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
g.	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
h.	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
j.	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

Incorporated by reference to items (5) through (9) and (11) of the cover page pertaining to each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

CUSIP NO. G03910-10-9	13G	Page 5 of 6

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification.

Not Applicable

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership

	By:	Prescott Group Capital Management, L.L.C.,
General Manager

Dated: February 27, 2003		By:	/s/ Phil Frohlich
Phil Frohlich, Manager

Dated: February 27, 2003	/s/ Phil Frohlich
Phil Frohlich

CUSIP NO. G03910-10-9	13G	Page 6 of 6

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) dated as of the 27th day of February, 2003, is by and between the undersigned parties.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Annuity and Life RE (Holdings), Ltd., a Bermuda corporation, and further agree that this Agreement be included as an exhibit to such joint filing (including amendments thereto.).

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership

	By:	Prescott Group Capital Management, L.L.C.,
General Manager

Dated: February 27, 2003		By:	/s/ Phil Frohlich
Phil Frohlich, Manager

Dated: February 27, 2003	/s/ Phil Frohlich
Phil Frohlich

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